SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward-looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

5 July 2005

Marc H. Iyeki, Managing Director - Asia Pacific
Global Corporate Client Group
New York Stock Exchange, Inc.
20 Broad Street, 13th floor
New York, New York 10005

Australia and New Zealand Banking Group Limited (‘ANZ’) share buy-back details

ANZ today announces the total number of ordinary shares bought back during the fiscal quarter ended 30 June 2005 pursuant to ANZ’s on market buy-back programme which commenced on 10 January 2005.

a)              Total number of ordinary shares bought back by ANZ between 01 April and 30 June 2005 – 2,471,353

b)             Total number of ANZ shares cancelled between 01 April and 30 June 2005 – 2,206,733

c)              Total number of ordinary shares held by ANZ as at 30 June 2005 pursuant to buy-back programme (i.e. contract note dated on or prior to 30 June 2005 but shares not cancelled as at that date) – 264,620

Yours sincerely,

John Priestley

Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 05 July 2005

* Print the name and title of the signing officer under his signature.